Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:56 08-May-06
Number	6385C

RNS Number:6385C
Tesco PLC
08 May 2006

8th May 2006

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan") ANNOUNCEMENTS

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 5th May 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 317.75 on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	34
P A Clarke	34
A Higginson	34
T P Leahy	34
T J R Mason	34
D T Potts	34
L Neville-Rolfe	34

2. The Trustees transferred 110,565 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 11,915,652 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:01 08-May-06
Number	6123C

RNS Number:6123C
Tesco PLC
08 May 2006

8 May 2006

Tesco PLC

TESSTL - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified today that on 5 May 2006 the Tesco Employees' Share Scheme Trustees purchased 2,500,000 Ordinary Shares of 5p each in the Company at an average price of 318.208p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 08-May-06
Number	6118C

RNS Number:6118C
Tesco PLC
08 May 2006

8 May 2006

Tesco PLC

SIP - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified today that on 5 May 2006 the Trustees of the Tesco Employee Share Incentive Plan purchased 2,500,000 Ordinary Shares of 5p each in the Company at an average price of 318.208p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	14:39 05-May-06
Number	5342C

RNS Number:5342C
Tesco PLC
05 May 2006

5 May 2006

Tesco PLC

SIP - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified on 4 May 2006 that the Trustees of the Tesco Employee Share Incentive Plan purchased 2,500,000 Ordinary Shares of 5p each in the Company at an average price of 316.406827p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	14:37 05-May-06
Number	5336C

RNS Number:5336C
Tesco PLC
05 May 2006

5 May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 3 May 2006 that as at the close of business on 2 May 2006, Barclays PLC through various legal entities, had an interest in 423,914,846 Ordinary Shares of 5p each of the Company. This represents 5.3664% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	14:38 05-May-06
Number	5339C

RNS Number:5339C
Tesco PLC
05 May 2006

5 May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 26 April 2006 that as at the close of business on 26 April 2006, FMR Corporation and Fidelity International Limited through various legal entities, had an interest in 384,231,543 Ordinary Shares of 5p each of the Company. This represents 4.86% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 10-May-06
Number	7386C



SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH. D.C.
160
SECTION

RNS Number:7386C
Tesco PLC
10 May 2006

10 May 2006

Tesco PLC

SIP - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified that on 9 May 2006 the Trustees of the Tesco Employee Share Incentive Plan purchased 1,000,000 Ordinary Shares of 5p each in the Company at an average price of 319.4589p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 09-May-06
Number	6898C

RNS Number:6898C
Tesco PLC
09 May 2006

9 May 2006

Tesco PLC

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

DSOP GRANT TO DIRECTORS AND PDMRs

The Directors and persons discharging managerial responsibilities ('PDMRs') as listed below, were yesterday granted options over Ordinary Shares of 5p in the Company under the Company's Discretionary Share Option Plan, at a price of 318.60p per share, which are exercisable from 8 May 2009.

Director / PDMR	No of Shares
P A Clarke	404,896
A T Higginson	404,896
T P Leahy	709,353
T J R Mason	404,896
D T Potts	404,896
R W P Brasher	345,261
Lucy Neville-Rolfe	116,133

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 09-May-06
Number	6616C

RNS Number:6616C
Tesco PLC
09 May 2006

9 May 2006

Tesco PLC

SIP - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified that on 8 May 2006 the Trustees of the Tesco Employee Share Incentive Plan purchased 500,000 Ordinary Shares of 5p each in the Company at an average price of 318.391808p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 09-May-06
Number	6619C

RNS Number:6619C
Tesco PLC
09 May 2006

9 May 2006

Tesco PLC

TESSTL - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified that on 8 May 2006 the Tesco Employees' Share Scheme Trustees purchased 2,500,000 Ordinary Shares of 5p each in the Company at an average price of 318.408218p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:00 10-May-06
Number	7515C

RNS Number:7515C
Tesco PLC
10 May 2006

10 May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 9 May 2006 that as at the close of business on 4 May 2006, Lehman Brothers International (Europe) had an interest in 442,483,527 Ordinary Shares of 5p each of the Company. This represents 5.6% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries:

J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END